September 19, 2024

Lulu Xing
Chief Executive Officer
Rising Dragon Acquisition Corp.
No. 604, Yixing Road, Wanbolin District, Taiyuan City
Shanxi Province, People   s Republic of China

       Re: Rising Dragon Acquisition Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed September 12, 2024
           File No. 333-280026
Dear Lulu Xing:

       We have reviewed your amended registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 Amendment 3
Dilution, page 86

1. We note that the proceeds held in trust subject to redemption has changed from your previous amendment. Please clarify the reasons for the change and provide your calculations supporting the revised amount. Additionally, tell us how the revised amount is consistent with your disclosure on page 88 indicating your election to recognize changes in redemption value for shares subject to possible redemption immediately to their redemption amount.
 September 19, 2024
Page 2

       Please contact William Demarest at 202-551-3432 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Real Estate &
Construction
cc:   Vivien Bai